

sage
GROUP

provisional report
for the year ended 31 December 2004

Sage Life

- Sage Life earnings from operations up 138% to R312,6 million (2003: R131,1 million)
- Individual life new business recurring premiums up 12,2% to R266,3 million (2003: R237,4 million)
- Individual single premiums up 31,8% to R333,2 million (2003: R252,8 million)
- Employee Benefits recurring new business decreased 10,1% to R53,8 million (2003: R84,1million)
- New business margin improved from 15,0% in 2003 to 15,9% in 2004
- In force individual annual premiums up 6% from R1 017,9 million to R1 078,9 million

Sage Group

- Debt at Group level increased by 49% to R743,5 million (2003: R500,4 million)
- Total attributable loss of R47,5 million compared to attributable earnings of R74,6 million in 2003
- Headline loss per share of 12,8 cents compared to headline earnings of 23,5 cents in 2003

commentary

Introduction

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Group Earnings: Summary

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Results of Operating Entities

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Other Activities

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Group Financing Activities

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Embedded Value Results

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Dividends

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Key Group Issues

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Audit Opinion

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Preparation of Provisional Report

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Renewal of Cautionary Announcement

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2004 Annual Report and Annual Financial Statements

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DC Cronje
Chairman

G Griffin
Group Chief Executive

15 April 2005

summarised group balance sheet
at 31 December 2004

R millions	Note	2004 Audited	2003 Audited
ASSETS			
Non-current assets		8 314,8	7 511,4
Tangible assets		18,0	19,1
Intangible assets		54,0	65,2
Financial assets		18,5	15,4
Investments of the life assurance subsidiary		8 224,4	7 411,2
Current assets		655,3	652,5
Total assets		8 970,2	8 163,9
EQUITY AND LIABILITIES			
Ordinary shareholders' interest	1	76,4	123,9
Non-current liabilities		23,7	379,2
Equity linked notes	2	–	360,3
Deferred taxation		23,7	8,9
Other		–	10,0
Policyholder liabilities		7 802,5	7 119,7
Insurance contract liabilities		4 520,1	4 262,8
Investment contract liabilities		3 282,4	2 823,0
Deferred taxation		–	33,9
Current liabilities		1 067,6	541,1
Short-term borrowings	3	579,3	30,7
Bank borrowings	4	44,2	74,4
Derivative liabilities		–	102,9
Other		444,1	333,1
Total equity and liabilities		8 970,2	8 163,9

summarised group income statement
for the year ended 31 December 2004

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group statement of changes in equity
for the year ended 31 December 2004

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summarised cash flow statement
for the year ended 31 December 2004

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notes to the group financial statements

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www.sage.co.za

salient features

		2004	2003
Operational earnings	Rm	312,6	131,1
Financing activities at Group level (1)	Rm	(337,8)	(50,2)
Total loss/earnings attributable to ordinary shareholders	Rm	(47,5)	74,6
Total loss/earnings per share	cents	(13,0)	23,?
Headline loss/earnings	Rm	(46,3)	65,2
Headline loss/earnings per share	cents	(12,8)	23,5
Sage Life embedded value	Rm	1 567,7	1 341,9
Group embedded value	Rm	791,0	[illegible]
Group embedded value per share	cents	218	[illegible]
Average number of shares in issue (excluding treasury shares)	millions	362,3	[illegible]
Total number of shares in issue (excluding treasury shares)	millions	362,3	[illegible]
Debt at Group level	Rm	743,5	500,4
Total assets under management	Rm	11 648,?	10 544,5
New business volumes (2)	Rm	1 035,?	816,9
Life new business APE (3)	Rm	357,6	379,?
Life new business embedded value	Rm	36,?	37,3
Net fund flows	Rm	(93,?)	(128,4)
Financial ratios			
Life new business embedded value margin (4)	%	15,9	15,0
Capital adequacy requirement – Sage Life Limited	times	2,36	2,15

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notes to the group financial statements (continued)

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segmental analysis

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new business

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Sage Life Limited shareholders' funds analysis

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Sage Life Limited embedded value

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components of embedded value earnings

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principal actuarial assumptions

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Sage Group Limited embedded value

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Sage Group Limited
Directors
Registered office
Transfer secretaries
[illegible]